Exhibit 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – October 3, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on October 3, 2010 its subsidiary, Pelephone Communications Ltd. ("Pelephone"), was served with a lawsuit and a motion to certify the lawsuit as a class action that were filed in the Tel-Aviv District Court.

The plaintiff claims that Pelephone violated the Israeli Consumer Protection Order (After Sale Responsibility and Service) 5766-2006, by replacing damaged cellular phones, which were under a warranty period, with refurbished cellular phones instead of new ones, and also unlawfully charged its customers "Participation Fees" for replacing damaged cellular phones with new ones.

The total claim if the lawsuit is certified as a class action is NIS 100 million (approximately $26.6 million).

Pelephone is reviewing the lawsuit and at this stage, neither Pelephone nor Bezeq are able to evaluate the probability of success of the lawsuit.